Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Registration Statement on Form S-1
Filed October 28, 2011
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2011.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated November 22, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company respectfully acknowledges the Staff’s comment and will provide a pre-effective amendment to the Registration Statement including a price range in sufficient time for the Staff to process its review.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C under the Securities Act of 1933, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, the number of shares to be offered or the number of shares to be sold by the selling shareholder. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Company respectfully acknowledges the Staff’s comment and will file a pre-effective amendment to the Registration Statement containing all required information, including pricing-related information and share amount information.

The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range and all other required information has been provided.

3.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

The Company respectfully acknowledges the Staff’s comment and will inform the Staff when FINRA clearance has been obtained.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

4.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. Please understand that we will need adequate time to review these materials before effectiveness.

The Company has filed with this Amendment No. 1 all of the exhibits that it believes are required to be filed, other than (i) the form of legality opinion, which the Company is furnishing supplementally to the Staff, and (ii) the form of underwriting agreement, the form of stock certificate, the amended and restated bylaws of the Company, the amended and restated certificate of incorporation of the Company, the form of registration rights agreement, the Company’s 2012 Omnibus Equity Incentive Plan, the Credit and Security Agreement and amendments (indicated as Exhibits 10.7, 10.8 and 10.9) and the Amended and Restated Loan and Security Agreement and amendments (indicated as Exhibits 10.10, 10.11 and 10.12), each of which will be filed with a subsequent pre-effective amendment to the Registration Statement that will provide the Staff adequate time to review these materials before effectiveness.

5.	Please provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating artwork.

Concurrently with the filing of Amendment No. 1 the Company has supplementally furnished to the Staff copies of the artwork that it intends to use in the prospectus contained in the Registration Statement.

Prospectus Cover Page

6.	We note that you have listed your parent and the current 100% holder of your shares, Halkos Holdings, LLC, as a selling shareholder in this transaction. As a general matter, a parent of a wholly-owned subsidiary maintains an identity of interest with the issuer sufficient to preclude the parent from making a secondary offering of the issuer’s securities. Please identify Halkos Holdings, LLC as an underwriter of the transaction you are registering on its behalf.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 178 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Market and Industry Data, page ii

7.	We note your disclosure in this section; however, throughout the prospectus you provide various factual statements without indicating whether the source of the information is management’s belief, industry data, general articles or another source. Refer to the following examples:

•	The first paragraph of your “Our Competitive Strength” disclosure on page four where you state that your strategically located plants “represent approximately 40% of North American capacity;”

•	The last paragraph of your “Company Outlook” disclosure on page 57 where you state that “North American consumer demand has largely been satisfied by North American SSP and rod producers…;”

•	The second paragraph of your “Pursue New Growth Opportunities” disclosure on page 108 where you state that the Materials Research Laboratory “is a world-renowned copper…innovation lab.”

Where disclosure requires it, please identify the information source(s) serving as basis for your disclosure. If this information is based upon management’s belief, please indicate that this is the case. If the information is based upon other sources, please provide us supplementally copies of these sources.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 4, 60 and 111 of Amendment No. 1. In certain places, the Company has revised its disclosure to indicate that the information is based on management’s belief or estimate, which is derived from management’s experience working in, and knowledge of, the metals industry as well as management’s review of public disclosure of other participants in the metals industry and information provided by industry associations. Please see page ii of Amendment No. 1.

8.	If true, please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. If any sources are not publicly available for no or a nominal fee, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933.

The Company hereby advises the Staff that all of the market and industry data appearing in the Registration Statement is available to the public, and none was prepared for the Company for a fee. No market and industry data appearing in the Registration Statement was prepared by an organization affiliated with the Company.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Prospectus Summary, page 1

9.	Please ensure that the information you provide in your summary is balanced. In this regard, we note that your summary currently focuses on your strengths and strategies but does not address the risks and challenges that you face. Please revise accordingly.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of Amendment No. 1.

10.	Please revise to include a graphical presentation of your organizational structure.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 8 of Amendment No. 1.

Our Company, page 1

11.	Please revise the last paragraph on page two of your disclosure to reflect your financial performance for the most recently completed quarter.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 2 of Amendment No. 1.

Our Competitive Strengths, page 4

12.	We note your footnote (2) disclosure on page 5. We also note your “[y]ou should not place undue reliance on the selected financial and other information…” risk factor on page 34. Clarify the extent to which you are cautioning investors in their evaluation of the predecessor’s selected financial information for the period ended November 18, 2007 and for the fiscal year ended December 31, 2006. More clearly express the company’s views regarding the reliability of such financial information in your registration statement. If the disclosure requires disclaimers such as those presented here, it does not appear the predecessor selected financial data contributes to an informed investor understanding of the company’s 2006 and 2007 financial performance as of the time of their potential investments. Please assess your disclosure and revise as appropriate.

The Company has revised the Registration Statement to reflect the Staff’s comment. Please see pages 5 and 6 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Balanced Book Approach to Substantially Reduce Metal Price Exposure, page 5 and 106

13.	You disclose that despite the 2008 and 2009 economic downturn and the collapse in copper prices, your consolidated Adjusted EBITDA per pound increased. Please also provide the most directly comparable U.S. GAAP financial measure to your non-GAAP financial measure of Adjusted EBITDA per pound. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 109 of Amendment No. 1.

The Offering, page 10

14.	You indicate on page 10 that a stock split will occur in conjunction with this offering. However, it does not appear that you have effected the stock split in your financial statements or elsewhere in the filing. In accordance with SAB Topic 4C, revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split.

The Company hereby advises the Staff that the stock split expected to occur in connection with the offering has not been approved by the Company’s board of directors, nor have the details regarding the terms or timing of the stock split been finalized. The Company respectfully acknowledges the Staff’s comment and will revise the Registration Statement to give effect to the stock split when the details of the stock split have been determined, which will occur prior to circulation of the preliminary prospectus.

Summary Historical Consolidated Financial Data, page 11

Selected Historical Consolidated Financial Data, page 50

15.	Please revise your summary historical information, your selected historical information and your columnar presentations within MD&A so that it reads consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 12 through 17, 51 through 52, and 62 through 102 of Amendment No. 1.

16.	You disclose that two periods are combined to account for your year ended December 31, 2007. Given that your summary and selected financial data should be on the same accounting basis as your historical financial statement, please remove this combined presentation from your summary and selected historical financial data.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 15 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

17.	With regard to footnote (c), you indicate that no additional gains and losses with respect to the collateral hedge will be incurred in any subsequent periods. Please separately present the impact of the collateral hedge from the other adjustments as this adjustment will not be incurred in any subsequent periods.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 16 of Amendment No. 1.

Risk Factors, page 17

We face a number of risks related to future acquisitions and joint ventures, page 37

18.	You disclose the risk of future acquisitions and joint ventures. On page 86, you also indicate that certain terms and provisions of your Term Loan Facility and ABL Facility were amended to permit you to pursue a strategic acquisition of up to $75 million on or before June 30, 2012. It appears that you have amended your agreements in anticipation of an acquisition. Please tell us what consideration you gave to the need for financial statements and pro forma financial information regarding any probable future acquisitions.

The Company hereby advises the Staff that it is not currently contemplating any probable future acquisitions. At the time the Company amended the Term Loan Facility and ABL Facility in October 2011, it was contemplating a potential acquisition of the assets of Hussey Copper Ltd. (“Hussey”) in a competitive bidding process that was being implemented in connection with Hussey’s bankruptcy proceedings. The Company abandoned the contemplated acquisition prior to completing its due diligence review or making a final determination as to purchase price. Hussey has been sold to another bidder.

Capitalization, page 48

19.	Please revise your capitalization table to include the historical amounts for Global Brass and Copper Holdings, Inc. The financial information should also include the amounts related to your noncontrolling interest as well.

The Company hereby advises the Staff that the historical amounts previously presented in the capitalization table were those of Global Brass and Copper Holdings, Inc. The Company has revised the Registration Statement to clarify. Please see page 49 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Selected Historical Consolidated Financial Data, page 50

20.	You disclose that the selected financial and other information of your predecessor as of and for the fiscal year ended December 31, 2006 and for the period from January 1, 2007 to, and as of, November 18, 2007 was prepared by management of the predecessor using an accounting basis that is different from that used to prepare the successor’s consolidated financial statements. Please identify the accounting basis used to prepare the predecessor financial statements. Please also enhance footnote 1 to reiterate that the predecessor financial statements are not comparable to the successor financial statements.

The Company hereby advises the Staff that the selected financial and other information of the predecessor as of and for the fiscal year ended December 31, 2006 and for the period from January 1, 2007 to, and as of, November 18, 2007 (the “predecessor financial information”) was derived from information obtained by the Company in connection with the acquisition of the worldwide metals business of Olin Corporation. The predecessor financial information for the fiscal year ended December 31, 2006 and the period from January 1, 2007 to November 18, 2007 do not reflect the application of purchase accounting for the Company’s November 19, 2007 acquisition of the worldwide metals business from Olin Corporation, and the predecessor financial information for the period from January 1, 2007 to November 18, 2007 also does not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit. The Company has only limited knowledge regarding the predecessor financial information and therefore cannot provide greater detail on the accounting policies under which the predecessor financial information was prepared beyond the information described immediately above. As is customary in such circumstances, the Company relied on contractual representations, warranties and indemnities of Olin Corporation, as seller, relating to the predecessor financial information. Based on these representations and warranties, the Company believes that the predecessor financial information was prepared on the basis of generally accepted accounting principles in the United States, or U.S. GAAP (other than the fact that the 2007 period predecessor financial information does not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit), but does not have access to records or personnel of Olin Corporation that would confirm this or provide the basis for any greater detail about the accounting basis used to prepare the predecessor financial information.

The Company has also revised the Registration statement to enhance footnote 1 in response to the Staff’s comment. Please see page 53 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Key Factors Affecting Our Results of Operations, page 55

Metal Cost Hedging and ABL Facility Collateral Hedge, page 56

Sources and Uses of Cash, page 84

21.	You disclose that the agreement governing the ABL Facility entered into on August 18, 2010 eliminated the collateral hedge requirement and required you to fix the accumulated mark-to-market losses on the collateral hedge contracts. Please expand your disclosures to explain what you mean by the term “fix the accumulated mark-to-market losses on the collateral hedge contracts.” Please tell us how “fixing the accumulated mark-to-market losses” resulted in a $32.8 million charge. Please also confirm that you were always marking to market the collateral hedge contracts.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 58, 59 and 87 of Amendment No. 1.

In addition, the Company hereby advises the Staff that the process of taking offsetting hedge positions to lock-in the loss by offsetting any further mark-to-market gains or losses, or “fixing the accumulated mark-to-market losses,” did not result in a charge. Rather, our accumulated mark-to-market loss on our collateral hedges at August 18, 2010 was $32.8 million.

The Company hereby also confirms that it marked-to-market the collateral hedge contracts during the periods they were in effect.

Non-GAAP Measures, page 58

22.	We note that you present Consolidated Adjusted EBITDA as a supplemental measure of performance. On page 59, you indicate that because of your limitations, your EBITDA-based measures should not be considered as measures of discretionary cash available to you to invest in the growth of your business or as a measure of cash that will be available to you to meet your obligations, including those under your credit facilities. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. Please revise your disclosure to address the limitations of your EBITDA-based measures without discussing cash, cash requirements or liquidity.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 61 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Results of Operations, page 60

Condensed Consolidated Results of Operations for the Six Months Ended June 30, 2010, Compared to the Six Months Ended June 30, 2011, page 60

23.	Please expand/revise your discussion under results of operations, including segment results of operations, for all periods to provide a more robust explanation for the changes in net sales for the periods presented. You disclose that the decrease in volume was due to lower demand in certain end markets and your continued efforts to focus resources on those products that provide the best margins and growth opportunities by increasing margins from prices increases and rationalization of your product mix. However, it is not clear to what extent volume, price increases, product mix and margins impacted the increase in net sales or the reasons for the changes in these components. Please also quantify the reasons for the changes in your net sales from period-to-period. This discussion should be disclosed prior to any discussion of adjusted sales as this is a Non- GAAP financial measure. Please do not give more prominence to the discussion of your Non-GAAP financial measure over your discussion of your GAAP results of operations.

The Company has revised the Registration Statement in response to the Staff’s comment. Among other things, the Company has moved the discussion of adjusted sales to follow the discussion of net sales. Please see pages 63 through 87 of Amendment No. 1.

The Company also hereby advises the Staff that due to the nature of its business and the significant number of products it offers, supplying its customers with over 13,500 stock keeping units per year, the Company does not have a practical means for quantifying and delineating precisely to what extent volume, price increases, product mix and margins impact changes in net sales.

24.	You disclose that excluding items above, gross profit increased by $6.2 million. Please address the appropriateness of disclosing gross profit, excluding items above. Please tell us what consideration you gave to whether this measure represents a Non-GAAP financial measure. Please advise or revise your disclosure to remove this financial measure.

The Company has revised the Registration Statement to remove this reference to gross profit. Please see pages 64, 73 and 81 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

25.	It appears that your results of operations and liquidity could be materially impacted by commodity price changes primarily related to raw material purchases (copper) and natural gas and electricity, which you attempt to minimize using financial instruments. Please expand your discussion to specifically quantify and discuss the impact of these financial instruments on cost of sales as well as liquidity for each period presented, if material. Please address the specific underlying reasons such instruments impacted each year by the amounts disclosed. For example, if there are increases in certain commodity prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to raw material needs. You should also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 88 of Amendment No. 1.

Liquidity and Capital Resources, page 84

Covenant Compliance, page 90

26.	Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company hereby advises the Staff that there are no material debt covenants described in the Registration Statement under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance” that it believes it will not be reasonably likely to meet.

Outstanding Indebtedness, page 91

27.	It appears that you have refinanced your Term Loan Facility, which resulted in an increase in your interest rate from 5.0% to 10.25%. Given that you used a portion of this debt to finance the $42.5 million distribution to Halkos, please disclose with your pro forma interest expense and resulting pro forma net income for 2010. Refer to Rule 11 of Regulation S-X.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 53, 88 and 94 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

28.	On page 92, you indicate that you obtained a waiver from your lenders under the ABL Facility related to a technical restatement of the financial statements and an additional waiver because the consolidated financial statements could not be delivered within the prescribed time period as a result of the restatement. Please disclose the exact length and terms of the waiver. Please also discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 95 of Amendment No. 1.

Contractual Obligations, page 93

29.	On page 85, you disclose that the agreement governing the Term Loan Facility includes a mandatory prepayment from “Consolidated Excess Cash Flow,” commencing with the year ended December 31, 2012. Please tell us what consideration you have given to discussing this mandatory prepayment in the notes to your contractual obligations table.

The Company hereby advises the Staff that it has considered the Staff’s comment and has revised the disclosure accompanying the contractual obligations table in the Registration Statement to discuss this mandatory prepayment. Please see page 96 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 94

Profits Interest Award, page 96

30.	On page 97, you indicate that on June 30, 2011, the limited liability agreement was amended and the Class C Shares and Class D Shares were converted in Class B shares. You disclose that the amendment and conversion did not result in any impact to the financial statements. Please tell us how you determined that the conversion did not result in an impact to the financial statements. Please cite the accounting literature used to support your accounting.

The Company hereby advises the Staff that Class B, Class C and Class D Shares are profits interest awards in Halkos Holdings, LLC (“Halkos”), the Company’s current

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

owner and direct corporate parent, which were issued from time to time to members of the Company’s management. In June 2011, Halkos’ operating agreement was amended and the outstanding Class C and Class D Shares were converted to Class B Shares at fair market value. Fair market value was determined using a valuation study conducted by a third party on behalf of the Company. The Company determined that the conversion had no impact on the Company’s financial statements based on the following:

•

Class C and Class D Shares – At the time of conversion no expense had been recognized to the date of conversion as the performance conditions of the Class C and D Shares were not then probable. These shares are no longer outstanding. Throughout the time the shares were outstanding, the Company estimated that the performance conditions would become probable at the effective date of the Company’s initial public offering, at which point compensation expense would have been recognized. The Class C and D share awards contained two vesting conditions: a specified rate of return to the controlling shareholder and a change of control provision requiring the controlling shareholder’s interest to go below 20%. The specified rate of return to the controlling shareholder provision represented a market condition with an implicit performance condition, since a change of control transaction or initial public offering would have been necessary to provide sufficient liquidity to reach the market condition target. The change of control provision, whereby the controlling shareholder’s interest would be reduced below 20%, did not meet the definition of a market, performance or service condition as defined under ASC Topic 718 – Accounting for Stock Compensation. Specifically, the vesting requirement requiring the controlling shareholder’s investment to be liquidated below 20% was not considered to be a performance condition since it was not defined solely by reference to the employer’s own operations (or activities) discussed in ASC 718 10-20. The awards were considered to be a dual-index arrangement as they contained a market condition and a condition that was not a market, performance or service condition and therefore were classified as liability awards under ASC 718. The Company determined that the conversion was in effect a liability to liability modification and therefore no compensation expense was recorded at the date of conversion.

•

Class B Shares – The Class B Shares are the only class of profits interest shares that are outstanding. The Company accounts for Class B Shares as a profit sharing arrangement in which compensation expense is recognized in the period in which distributions to Class B Share award holders are determined to be probable. Under the terms of the Halkos operating agreement, Class B Shares contain a call provision allowing Halkos to repurchase issued Class B Shares for $0 upon the occurrence of certain events including termination for cause or voluntary

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

termination. It is expected that the call provision will likely not expire until the termination of the Halkos operating agreement, effectively never allowing the shareholder to fully vest in the award. Therefore, based on Halkos’ repurchase rights, the substance of the arrangement is that of a profit-sharing arrangement and accounted for under ASC Topic 710 – Compensation. Additionally, since the form of the distribution is based on board discretion and attributable to the profits of the Company, compensation expense is recorded in the period that payment with respect to the Class B Shares is probable. No additional compensation expense is required to be recorded for the converted Class C and Class D Shares that are now Class B Shares until further distributions on the Class B Shares are determined by the Company to be probable. All compensation expense for Class B Shares will be recorded at that time.

Business, page 102

Our Competitive Strengths, page 105

31.	In the first paragraph of your disclosure, please quantify your statement that you produce “significantly more” types of alloys than your closest competitor. In addition, please provide the basis for your statement that Eco Brass offers “superior corrosion resistance” compared to the products of your major competitors.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 4 and 108 of Amendment No. 1.

Governmental Regulation and Environmental Matters, page 118

Environmental, page 118

32.	Please tell us why you have not filed the November 19, 2007 agreement with Olin Corporation discussed at the end of page 119 or the 2007 transition services agreement discussed on page 1234 exhibits to the registration statement.

The Company hereby advises the Staff that the Company has filed the November 19, 2007 agreement with Olin Corporation as Exhibit 2.1 to Amendment No. 1.

The Company hereby advises the Staff that the 2007 transition services agreement with Olin Corporation relates to ordinary-course transition services following the acquisition by the Company of the worldwide metals business from Olin Corporation and is not an agreement on which the Company’s business depends to a material extent. The Company therefore does not believe the 2007 transition services agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Patents, Trademarks and Other Intellectual Property Rights, page 122

33.	Please revise your disclosure to identify the licensor of the exclusive intellectual property rights for Chase Brass’ Green Dot rod and Eco Brass ingot products. To the extent such rights were granted pursuant to a written license agreement, please tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

The Company has revised the Registration Statement in response to the Staff’s comment to identify the licensor. Please see page 125 of Amendment No. 1.

The Company hereby advises the Staff that the written license agreement pursuant to which the license is granted was made in the ordinary course of business, and the products to which the license relates are not products on which the Company’s business depends to a material extent. The Company therefore does not believe the license agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601 of Regulation S-K.

Manufacturing, Property and Facilities, page 123

34.	Please update disclosure on page 124 to reflect information as of the most practically recent date (i.e., September 30, 2011). In this regard, we note that the sentence preceding the tabular disclosure refers to a June 30, 2010 date.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 127 of Amendment No. 1.

Management, page 125

35.	Please revise Mr. Micchelli’s biographical information to identify the time period during which he served as executive vice president and chief financial officer of Wilbert Plastics, Inc.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 128 of Amendment No. l.

Compensation Discussion and Analysis, page 133

Role of Compensation Consultant, page 134

36.	Please revise your disclosure to indicate the range within which you benchmarked your compensation compared to the peer group and where total compensation and each component of compensation fell within that range.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 137 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Annual Cash Bonuses, page 137

37.	Please disclose the target performance levels for each named executive officer and the actual level of achievement that resulted in payouts under the Management Incentive Compensation Plan. Refer to Item 402(b)(2)(v) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 140 and 141 of Amendment No. 1.

Summary Compensation Table, page 142

38.	We note the disclosure footnote (1) as well as the corresponding disclosure on page 140. Please explain to us the legal basis pursuant to which you determined that you are not required to report the Profits Interest Shares or the related distributions as compensation within the meaning of Item 402 of Regulation S-K.

The Company hereby advises the Staff that it has determined that it is not required to report the Profits Interests Shares or related distributions as compensation in the tables because the Profits Interests Shares do not constitute “stock awards”, or “option awards” within the meaning of Item 402 of Regulation S-K. Profits interests of a partnership are not included in these definitions. Additionally, based on a review of the accounting literature, the Profits Interests Shares are not being accounted for as an equity instrument. However, the Company has included a discussion in the Registration Statement under the caption “Compensation Discussion and Analysis” and provided footnote disclosure with respect to the Profits Interest Shares.

Distributions with respect to the Profits Interest Shares would not be required to be reported in the corresponding table, based on the fact that the underlying Profits Interest Shares are not required to be disclosed in the tables. Moreover, even if the Profits Interest Shares were required to be disclosed in the tables, distributions with respect to any vested Profits Interest Shares would not be required to be disclosed in the tables, similar to the way that dividends paid out on stock (which was previously restricted stock) is not required to be included in the tables.

39.	We note that Mr. Denner’s bonus bank has not been reflected in the Summary Compensation Table. Please tell us whether the bonus bank represents “earned compensation” for year 2010.

The Company hereby advises the Staff that Mr. Denner’s bonus bank does not represent “earned compensation” for year 2010.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Potential Payments upon Termination or Change in Control, page 152

40.	With respect to Mr. Walker, please disclose whether the payments received in connection with a termination event would be paid in a lump sum or annually, and to the extent relevant, discuss the frequency of such payments. Refer to Item 402(j)(2) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 156 of Amendment No.1.

Principal and Selling Stockholder, page 158

41.	Please revise footnote (1) to identify the person(s) with voting or investment control over the shares owned by Halkos. Refer generally to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see footnote (1) on page 161 of Amendment No. 1.

Description of Capital Stock, page 159

Capital Stock Page 159

42.	At the end of the first paragraph you qualify the disclosure in its entirety by reference to, among other things, the applicable provisions of DGCL. Please note that Rule 411 does permit you to qualify your disclosure by reference to the DGCL. Please revise.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 162 of Amendment No. 1.

Shares Eligible for Future Sale, page 169

Registration Rights, page 170

43.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

The Company respectfully acknowledges the Staff’s comment. The Company will include a description of the registration rights agreement in, and file a copy of the registration rights agreement as an exhibit to, a pre-effective amendment to the Registration Statement.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Financial Statements – June 30, 2011

General

44.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Company has updated the financial statements included in Amendment No. 1 in compliance with Rule 3-12 of Regulation S-X. Please see the interim financial statements included in Amendment No. 1 at pages F-2 through F-16.

45.	Please address the comments below in your interim financial statements as well.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see the interim financial statements included in Amendment No. 1 at pages F-2 through F-16.

Financial Statements – December 31, 2010

Accounts Receivable and Allowance for Doubtful Accounts, page F-22

46.	We note that your bad debt expense has decreased from $5.9 million for the year ended December 31, 2009 to $1.3 million for the year ended December 31, 2010. Please revise your MD&A to discuss the reason for the significant decrease in bad debt expense from December 30, 2009 to December 31, 2010.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 64 through 72 of Amendment No. 1.

Property, Plant and Equipment, page F-23

47.	You disclose that if an impairment exists, the net book values are reduced to fair values and a loss is recorded in the consolidated statements of operations. Please disclose how you determine the fair values of your property, plant and equipment. Please also disclose how you group your property, plant and equipment when testing for impairment and your basis for this determination.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-25 of Amendment No. 1.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

Revenue Recognition, page F-25

48.	You indicate that estimates for future rebates on certain product lines and product returns are recognized in the period which the revenue is recorded. Please revise your disclosure to discuss the rebate terms and the impact that the rebates has on sales for the periods presented.

The Company hereby advises the Staff that the impact that the rebates have on sales for any of the periods presented is less than 0.25% of any operating segment’s net sales. In accordance with the guidance provided in ASC 605-50-50-1, the Company has not disclosed the nature of the rebate programs or the amounts recognized for those rebate programs as they are not material. The Company has revised the Registration Statement to clarify. Please see page F-26 of Amendment No. 1.

11. Financing, page F-35

49.	You indicate that on August 18, 2010, you entered into an amended and restated loan and security agreement. As a result of the modification, $342 of unamortized debt issuance costs relating to the prior revolving facility was recorded as interest expense and $796 of unamortized capitalized debt issuance relating to the prior revolving credit facility is being amortized over the term of the new revolving credit facility. With reference to ASC 470-50-40, please tell us how you determined what portion of deferred fees was written-off and what portion was amortized over the term of the new revolving facility.

The Company hereby advises the Staff that on August 18, 2010, the Company amended and restated its asset backed revolving credit facility (the “ABL Facility”). In accordance with ASC 470-50-40, the amendment and restatement of the ABL Facility was treated as a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation (the same parties were involved in the original and new credit facilities).

In accordance with ASC 470-50-40-21, the Company compared the product of the remaining terms and the maximum available credit of the old ABL Facility with the borrowing capacity of the new ABL Facility. The borrowing capacity under the new ABL Facility is less than the borrowing capacity of the old ABL Facility. Accordingly, the unamortized debt issuance costs relating to the old ABL Facility were written off in proportion to the decrease in borrowing capacity of the old ABL Facility, resulting in $342 of unamortized debt issuance costs being written off and recorded as interest expense. The remaining unamortized debt issuance costs of $796 related to the old ABL Facility were deferred and amortized over the term of the new ABL Facility.

17. Commitment and Contingencies, page F-44

Legal Considerations, page F-44

50.

Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

For any legal contingency, in which you are involved, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

The Company hereby advises the Staff that on a quarterly basis it works closely with outside counsel and the Company’s reporting personnel to analyze the nature of its disclosures and consider compliance with ASC 450-20-50. The Company believes that none of its contingencies, both individually and collectively, are material to warrant disclosing additional details. In addition, the Company does not believe that the aggregate exposure of all of its lawsuits is material to its financial condition, results of operations or cash flows. The Company has no reserves or accruals currently recorded for pending litigation and other contingencies.

The nature of the Company’s routine litigation and other contingencies that arise in the normal course of business do not generate exposures that are, in the opinion of the Company, individually or collectively material to an investment decision in the Company’s securities, including those that are probable and those that are only reasonably possible. In addition, the Company believes that it does not have any claims for which disclosure of aggregate reasonably possible loss would be material to the decision of an investor to buy or sell the Company’s securities. For the information of the Staff, the single largest legal settlement the Company has incurred within the most recent three years was approximately $170,000.00.

The Company will continue to evaluate whether there are individual or a group of related claims about which a reasonably possible loss disclosure would be material to an investor’s decision to buy or sell the Company’s securities and, therefore, warrant disclosure.

In the future, should the facts and circumstances require, the Company will provide additional disclosures required by ASC 450-20-50.

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

The Company has also revised the Registration Statement in response to the Staff’s comment. Please see pages F-14 and F-46 of Amendment No. 1.

51.	You disclose that none of your legal proceedings are expected to have a material adverse effect, either individually or in the aggregate, on your financial position or liquidity. Please revise your disclosure to address the expected effect on your financial condition, results of operations, and cash flows.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-14 and F-46 of Amendment No. 1.

20. Subsequent Events, page F-50

52.	Please disclose the date through which subsequent events have been evaluated. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-16 and F-52 of Amendment No. 1.

*                    *                     *

Mr. Jay Ingram

Securities and Exchange Commission

Division of Corporate Finance

January 6, 2012

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	Scott Hamilton
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen
Cravath, Swaine & Moore LLP